FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02050285

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 8, 2002

Precision Drilling Corporation
4200, 150 - 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3Y7

(Indicated by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ______________ Form 40-F ✓

(Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934)

Yes ______________ No ✓

(If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82)

N/A

PRECISION DRILLING CORPORATION

August 7, 2002

FAXED

THE TORONTO STOCK EXCHANGE
The Stock Exchange Tower 2 First Canadian Place 130 King Street West
Toronto, Ontario M5X 1J2

ATTENTION: Ms. Glenda Barbour, Corporate Reporting Officer

Dear Glenda:

RE: Precision Drilling Corporation Employee Stock Option Plan

Precision Drilling

According to our records and our letter dated July 10, 2002 the total number of stock options outstanding under the Employee Stock Option Plan as at June 30, 2002 was 4,130,651

A reconciliation is as follows:

Outstanding as at June 30, 2002	**4,130,651**
• A- Options granted	+142,500
• B - Options expired	0
• C - Options canceled due to change in employment status	-11,050
• D - Options exercised	-37,000
Total options at July 31, 2002	**4,225,101**
Stock Option Plan Pre-1996 closing balance at July 31/02	500
Stock Option Plan 1 closing balance at July 31/02	0
Stock Option Plan 2 closing reserve balance at July 31/02	0
Stock Option Plan 3 closing reserve balance at July 31/02	0
Stock Option Plan Third Amendment 1997 reserve balance at July 31/02	155,690
Stock Option Plan 2001 reserve balance at July 31/02	5,455
Stock Option Plan 2002 reserve balance at July 31/02	111,463
TOTAL	**273,108**

At July 31, 2002 there were 53,924,574 Common Shares issued and outstanding. All options granted have been granted pursuant to the terms and provisions of the Company's Stock Option Plan as approved by the shareholders.

If you should have any questions on the attached information, please do not hesitate to contact me.

Yours truly,

Jan Campbell

Jan Campbell
Corporate Secretary

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile: 403.716.4869
www.precisiondrilling.com

02 july.wpd

OPTION REPORT FOR THE MONTH ENDED
July 31/02

A. OPTIONS GRANTED

NAME	NO. OF OPTIONS	DATE GRANTED	OPTION PRICE	EXERCISE BEGINNING DATE	Plan #	EXPIRY DATE	
Kirk Thompson	8000	July 1/02	$52.610	July 1/03	5	June 30/07	
Randy Oswald	2000	July 1/02	$52.610	July 1/03	5	June 30/07	
John Nash	5000	July 1/02	$52.610	Nov 1/03	5	Oct 31/07	
John Blakemore	5000	July 1/02	$52.610	Nov 1/03	5	Oct 31/07	
Don Oliver	20000	July 1/02	$52.610	July 1/03	5	June 30/07	
Frank Bernard	2500	July 1/02	$52.610	Oct 1/03	5	Sept 29/07	
Hank Swartout	100000	July 1/02	$52.610	July 1/03	5	Dec 31/10	

TOTAL 142,500

B. OPTIONS EXPIRED

NAME	NO. OF OPTIONS	OPTION PRICE	DATE Expired	EXPIRY DATE	Plan #		

TOTAL 0

C. OPTIONS CANCELLED

NAME	NO. OF OPTIONS	OPTION PRICE	DATE CANCELLED	EXPIRY DATE	Plan #		
Anita Buschlen	900	$40.250	July 31/02	Oct 31/05	5		
George Hubbard	1200	$50.970	July 31/02	Mar 31/07	6		
Dean Jensen	4000	$31.050	July 31/02	Sept 30/06	6		
Ron Wilson	1250	$40.250	July 31/02	July 31/05	5		
Ron Wilson	2000	$50.970	July 31/02	Mar 31/07	6		
Caroll Price	1200	$50.970	July 31/02	Mar 31/07	6		
Donnie anderson	500	$33.600	July 31/02	Oct 31/04	4		

TOTAL 11,050

__D. OPTIONS EXERCISED__

NAME	NO. OF OPTIONS	OPTION PRICE	DATE GRANTED	:XPIRY DAT	Exercise Date	ERCISE PRI	Plan #
Randy Hayden	250	$34.700	Feb 10/00	June 30/05	July 2/02	$50.000	4
Kent Stormoen	2,500	$25.500	June 16/98	June 30/03	July 5/02	$50.830	4
Paul Carey	2,500	$25.500	June 16/98	June 30/03	July 5/02	$50.700	4
Dave Speed	6,250	$25.500	June 17/98	June 30/03	July 5/02	$59.500	4
Lonnie Campbell	1,400	$34.700	Feb 10/00	June 30/03	July 8/02	$50.750	4
Lonnie Campbell	100	$34.700	Feb 10/00	June 30/03	July 8/02	$50.760	4
Brian Roberts	2,200	$16.300	Mar 11/99	July 31/04	July 9/02	$50.150	4
Brian Roberts	1,000	$16.300	Mar 11/99	July 31/04	July 9/02	$50.160	4
Brian Roberts	700	$16.300	Mar 11/99	July 31/04	July 9/02	$50.190	4
Brian Roberts	8,600	$16.300	Mar 11/99	July 31/04	July 9/02	$50.200	4
Brian Roberts	2,400	$16.300	Mar 11/99	July 31/04	July 9/02	$50.210	4
Brian Roberts	100	$16.300	Mar 11/99	July 31/04	July 9/02	$50.270	4
Brian Roberts	4,000	$39.800	Feb 16/00	July 31/05	July 9/02	$50.250	4
Brian Roberts	1,000	$39.800	Feb 16/00	July 31/05	July 9/02	$50.270	4
Rod McBeth	1,500	$34.700	Feb 10/00	June 30/05	July 16/02	$50.000	4
Kelly Townsend	500	$34.700	Feb 10/00	June 30/05	July 26/02	$45.000	4
Doug Evasiuk	2,000	$16.300	Mar 11/99	July 31/04	July 2/02	$50.200	2

TOTAL **37,000**

STOCK OPTION PLAN 0" (Previous Plans)

A reconciliation is as follows:

Opening Stock Option Balance June 30/02 0

- **A- Options granted**

DATE	NAME	DATE OF GRANT	PRICE	NUMBER

Subtotal +0

- **B - Options expired**

DATE	NAME	DATE OF GRANT	PRICE	NUMBER

Subtotal -0

- **C - Options cancelled due to change in employment status**

Subtotal -0

- **D - Options exercised**

DATE	**NAME**	**DATE OF GRANT**	**PRICE**	**NUMBER**

Subtotal -0

Closing Stock Option Plan Balance (July 31/02) <u>0</u>

SUMMARY

Opening Balance Stock Option Plan 0	826,222
Additional Listings Under Plan	0
Stock Options Granted to date	-41,000
Stock Options Cancelled to date	+41,000
Stock Options Expired to date	+0
Stock Options Exercised to date	-710,322
Adjustment to meet TSX Report	-115,400

Balance of Stock Option Plan '0' as of July 31/02 <u>500</u>

STOCK OPTION PLAN 1"

A reconciliation is as follows:

Opening Stock Option Balance (June 30/02) 0

- **A- Options granted**

DATE	NAME	DATE OF GRANT	PRICE	NUMBER

Subtotal
0

- **B - Options expired**

DATE	NAME	DATE OF GRANT	PRICE	NUMBER

Subtotal
0

- **C - Options cancelled due to change in employment status**

DATE	NAME	DATE CANCELLED	PRICE	NUMBER
Subtotal				-0

- **D - Options exercised**

DATE	NAME	DATE OF GRANT	PRICE	NUMBER
Subtotal				-
Closing Stock Option Plan Balance (June 30/02)				0

SUMMARY

Opening Balance Stock Option Plan 1	436,266
Additional Listings Under Plan	0
Stock Options Granted to date	-16,000
Stock Options Cancelled to date	+16,000
Stock Options Expired to date	0
Stock Options Exercised to date	-436,266
Balance of Stock Option Plan '1' as of July 31/02	0

STOCK OPTION PLAN 2"

A reconciliation is as follows:

Opening Stock Option Balance (June 30/02) 108,000

- **A- Options granted**

DATE	NAME	DATE OF GRANT	PRICE	NUMBER	
Subtotal					+0

- **B - Options expired**

DATE	NAME	DATE OF GRANT	PRICE	NUMBER	
Subtotal					0

- **C - Options cancelled due to change in employment status**

DATE	NAME	DATE CANCELLED	PRICE	NUMBER	
					-0

- **D - Options exercised**

Name	**#**	**Date Granted**	**Expiry**	**Exercise Date**	Price
Doug Evasiuk	2000	Mar 11/99	July 31/04	July 2/02	$16.30

Subtotal -2,000

Closing Stock Option Plan Balance (July 31/02) 106,000

SUMMARY

Opening Balance Stock Option Plan 2	1,297,512
Additional Listings Under Plan	0
Stock Options Granted to-date	-625,500
Stock Options Cancelled to date	+519,500
Stock Options Expired to date	0
Stock Options Exercised to date	-1191512

Balance of Stock Option Plan '2' as of July 31/02 0

STOCK OPTION PLAN 3"

A reconciliation is as follows:

Opening Stock Option Balance (June 30/02) 22,700

- **A- Options granted**

DATE NAME DATE OF GRANT PRICE NUMBER

Subtotal +0

- **B - Options expired**

DATE NAME DATE OF GRANT PRICE NUMBER
Subtotal 0

- **C - Options cancelled due to change in employment status**

DATE NAME DATE CANCELLED PRICE NUMBER

Subtotal -0

- **D - Options exercised**

DATE NAME DATE OF GRANT PRICE NUMBER

Subtotal -

Closing Stock Option Plan Balance (July 31/02) 22,700

SUMMARY

Opening Balance Stock Option Plan 3	593,488
Additional Listings Under Plan	0
Stock Options Granted to date	-61,900
Stock Options Cancelled to date	+39,200
Stock Options Expired to date	0
Stock Options Exercised to date	-570,788

Balance of Stock Option Plan '3' as of July 31/02 0

THIRD AMENDMENT TO STOCK OPTION PLAN 1997 (4C)

A reconciliation is as follows:

Opening Stock Option Balance (June 30/02)	1,985,726

- **A- Options granted**

NAME	Number	DATE OF GRANT	PRICE	
Subtotal				+0

- **B - Options expired**

DATE	NAME	NUMBER	PRICE	
				0
Subtotal				

- **C - Options cancelled due to change in employment status**

Subtotal	-0

- **D - Options exercised**

DATE	NAME	DATE OF GRANT	PRICE	NUMBER
	SEE SCHEDULE 'A'			-35,000
Closing Stock Option Plan Balance (July 31/02)				1,950,726

SUMMARY	
Opening Balance Stock Option Plan 1997	1,116,436
Additional Listings Under Plan	+731,476
Additional Listing Under Plan	+800,197
Additional Listings Under Plan	+691,417
Stock Options Granted to date	-2,952,302
Stock Options Cancelled to date	+1,002,076
Stock Options Expired to date	0
Stock Options Exercised to date	-1,233,610
Balance of Third Amendment Stock Option Plan 1997 as of July 31/02	155,690

D. OPTIONS EXERCISED

SCHEDULE 'A'

NAME	NO. OF OPTIONS	OPTION PRICE	DATE GRANTED	XPIRY DAT	Exercise Date	ERCISE PRI	Plan #
Randy Hayden	250	$34.700	Feb 10/00	June 30/05	July 2/02	$50.000	4
Kent Stormoen	2,500	$25.500	June 16/98	June 30/03	July 5/02	$50.830	4
Paul Carey	2,500	$25.500	June 16/98	June 30/03	July 5/02	$50.700	4
Dave Speed	6,250	$25.500	June 17/98	June 30/03	July 5/02	$59.500	4
Lonnie Campbell	1,400	$34.700	Feb 10/00	June 30/03	July 8/02	$50.750	4
Lonnie Campbell	100	$34.700	Feb 10/00	June 30/03	July 8/02	$50.760	4
Brian Roberts	2,200	$16.300	Mar 11/99	July 31/04	July 9/02	$50.150	4
Brian Roberts	1,000	$16.300	Mar 11/99	July 31/04	July 9/02	$50.160	4
Brian Roberts	700	$16.300	Mar 11/99	July 31/04	July 9/02	$50.190	4
Brian Roberts	8,600	$16.300	Mar 11/99	July 31/04	July 9/02	$50.200	4
Brian Roberts	2,400	$16.300	Mar 11/99	July 31/04	July 9/02	$50.210	4
Brian Roberts	100	$16.300	Mar 11/99	July 31/04	July 9/02	$50.270	4
Brian Roberts	4,000	$39.800	Feb 16/00	July 31/05	July 9/02	$50.250	4
Brian Roberts	1,000	$39.800	Feb 16/00	July 31/05	July 9/02	$50.270	4
Rod McBeth	1,500	$34.700	Feb 10/00	June 30/05	July 16/02	$50.000	4
Kelly Townsend	500	$34.700	Feb 10/00	June 30/05	July 26/02	$45.000	4

TOTAL **35,000**

STOCK OPTION PLAN 2001 (Plan Number 5)

A reconciliation is as follows:

Opening Stock Option Balance (June 30/02)	<u>**1,225,925**</u>

- **A- Options granted**

Name	Date of Grant	Number	Price

see schedule 'b'

Subtotal	+142,500

- **B - Options expired**

DATE	NAME	NUMBER	PRICE	
				0
Subtotal				

- **C - Options cancelled due to change in employment status**

July 31/02	anita Buschlen	900	$40.25	
July 31/02	Ron Wilson	1250	$50.97	
Subtotal				-2150

- **D - Options exercised**

	-0
Closing Stock Option Plan Balance (July 31/02)	<u>**1,366,275**</u>

SUMMARY

Opening Balance Stock Option Plan 5	1,405,180
Additional Listings Under Plan	+0
Stock Options Granted to date	-1,563,724
Stock Options Cancelled to date	+197,449
Stock Options Expired to date	0
Stock Options Exercised to date	-33,450
Balance of Stock Option Plan 5 as of July 31/02	<u>**5,455**</u>

A. OPTIONS GRANTED SCHEDULE 'B'

NAME	NO. OF OPTIONS	DATE GRANTED	OPTION PRICE	EXERCISE BEGINNING DATE	Plan #	EXPIRY DATE	
Kirk Thompson	8000	July 1/02	$52.610	July 1/03	5	June 30/07	
Randy Oswald	2000	July 1/02	$52.610	July 1/03	5	June 30/07	
John Nash	5000	July 1/02	$52.610	Nov 1/03	5	Oct 31/07	
John Blakemore	5000	July 1/02	$52.610	Nov 1/03	5	Oct 31/07	
Don Oliver	20000	July 1/02	$52.610	July 1/03	5	June 30/07	
Frank Bernard	2500	July 1/02	$52.610	Oct 1/03	5	Sept 29/07	
Hank Swartout	100000	July 1/02	$52.610	July 1/03	5	Dec 31/10	

TOTAL **142,500**

STOCK OPTION PLAN 2002 (Plan Number 6)

A reconciliation is as follows:

Opening Stock Option Balance (June 30/02, 2002)	<u>788,300</u>

- **A- Options granted**

Name	Date of Grant	Number	Price	
Subtotal				+0

- **B - Options expired**

DATE	NAME	NUMBER	PRICE	
Subtotal				0

- **C - Options cancelled due to change in employment status**

NAME	Number	PRICE	DATE CANCELED	
SEE SCHEDULE 'C'				
Subtotal				-8,400

- **D - Options exercised**

NAME	**NUMBER**	**PRICE**	**DATE OF GRANT**	
				-0

Closing Stock Option Plan Balance (July 31/02)	<u>779,900</u>

SUMMARY

Opening Balance Stock Option Plan 6	891,363
Additional Listings Under Plan	+0
Stock Options Granted to date	-805,100
Stock Options Cancelled to date	+25,200
Stock Options Expired to date	0
Stock Options Exercised to date	-0
Balance of Stock Option Plan 6 as of July 31/02	<u>111,463</u>

C. OPTIONS CANCELLED SCHEDULE 'C'

NAME	NO. OF OPTIONS	OPTION PRICE	DATE CANCELLED	EXPIRY DATE	Plan #		
George Hubbard	1200	$50.970	July 31/02	Mar 31/07	6		
Dean Jensen	4000	$31.050	July 31/02	Sept 30/06	6		
Ron Wilson	2000	$50.970	July 31/02	Mar 31/07	6		
Caroll Price	1200	$50.970	July 31/02	Mar 31/07	6		
TOTAL	**8,400**						

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRECISION DRILLING CORPORATION

Per: ______________________________
Jan Campbell
Corporate Secretary

Date: August 8, 2002